# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRERA HOLDINGS PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Address of issuer's principal executive offices: IFSC, 25-28 NORTH WALL QUAY, DUBLIN 1, Ireland (L2), D01 H104
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001213900-24-020499
Filed by CIK 0002012026
Persons authorized to receive notices and communications: Daniel Joseph McClory, c/o Brera Holdings PLC, Connaught House, 5th Fl. 1 Burlington Rd, Dublin 4, Ireland (L2), D04 C5Y6, 949 502 4408

## Reporting persons
- Pinehurst Partners LLC (CIK 0002012026): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); source of funds: working capital (WC); sole voting power 2,250,000; shared voting power 0; sole dispositive power 2,250,000; shared dispositive power 0; aggregate amount beneficially owned 2,250,000 (15.5% of the class)
  Comment: For Box 7, 9 and 11
  Reflects 2,250,000 class B ordinary shares, $0.005 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"), issuable upon conversion of 2,250,000 class A ordinary shares, $0.005 nominal value per share ("Class A Ordinary Shares"), of the Issuer, held directly by Pinehurst Partners LLC. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.
  
  For Box 7
  The holders of Class A Ordinary Shares are entitled to ten (10) votes for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each Class B Ordinary Share held of record, on all matters submitted to a vote of the shareholders. The amounts of voting power reflect the assumed prior conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below) into Class B Ordinary Shares.
  
  For box 13
  The denominator of the fraction upon which this percentage is calculated is based on 14,475,000 Class B Ordinary Shares outstanding, which is adjusted to include (i) the 12,225,000 Class B Ordinary Shares outstanding as of January 13, 2025, and (ii) the 2,250,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by Pinehurst Partners LLC. The numerator of the fraction upon which the percentage is calculated is based on the number of Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares that were beneficially owned by Pinehurst Partners LLC.
- Daniel Joseph McClory (CIK 0001515164): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,258,000; shared voting power 0; sole dispositive power 7,258,000; shared dispositive power 0; aggregate amount beneficially owned 7,258,000 (39.3% of the class)
  Comment: For Box 7
  The holders of Class A Ordinary Shares are entitled to ten (10) votes for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each Class B Ordinary Share held of record, on all matters submitted to a vote of the shareholders. The amounts of voting power reflect the assumed prior conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below) into Class B Ordinary Shares.
  
  For Box 7, 9 &11
  Reflects (a) 6,258,000 Class B Ordinary Shares of the Issuer issuable upon conversion of 6,258,000 Class A Ordinary Shares, consisting of (i) 458,000 Class A Ordinary Shares held directly by Daniel Joseph McClory, (ii) 2,250,000 Class A Ordinary Shares held by Pinehurst Partners LLC, which Daniel Joseph McClory is deemed to beneficially own, and (iii) 3,550,000 Class A Ordinary Shares held by BREA Holdings, LLC, which Daniel Joseph McClory is deemed to beneficially own; and (b) 1,000,000 Class B Ordinary Shares of the Issuer held by BREA Holdings, LLC, which Daniel Joseph McClory is deemed to beneficially own. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.
  
  For Box 13
  The denominator of the fraction upon which this percentage is calculated is based on 18,483,000 Class B Ordinary Shares outstanding, which is adjusted to include (i) the 12,225,000 Class B Ordinary Shares outstanding as of January 13, 2025, and (ii) the 6,258,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by Daniel Joseph McClory. The numerator of the fraction upon which the percentage is calculated is based on (i) the 1,000,000 Class B Ordinary Shares beneficially owned by Daniel Joseph McClory and (ii) the 6,258,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by Daniel Joseph McClory.
- BREA Holdings, LLC (CIK 0002023889): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 4,550,000; shared voting power 0; sole dispositive power 4,550,000; shared dispositive power 0; aggregate amount beneficially owned 4,550,000 (28.8% of the class)
  Comment: For Box 7
  The holders of Class A Ordinary Shares are entitled to ten (10) votes for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each Class B Ordinary Share held of record, on all matters submitted to a vote of the shareholders. The amounts of voting power reflect the assumed prior conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below) into Class B Ordinary Shares.
  
  For Box 7, 9 & 11
  Reflects (a) 3,550,000 Class B Ordinary Shares of the Issuer issuable upon conversion of 3,550,000 Class A Ordinary Shares of the Issuer held directly by BREA Holdings, LLC, and (b) 1,000,000 Class B Ordinary Shares of the Issuer held directly by BREA Holdings, LLC. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.
  
  For Box 13
  The denominator of the fraction upon which this percentage is calculated is based on 15,775,000 Class B Ordinary Shares outstanding, which is adjusted to include (i) the 12,225,000 Class B Ordinary Shares outstanding as of January 13, 2025, and (ii) the 3,550,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by BREA Holdings, LLC. The numerator of the fraction upon which the percentage is calculated is based on (i) the 1,000,000 Class B Ordinary Shares beneficially owned by BREA Holdings, LLC and (ii) the 3,550,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by BREA Holdings, LLC.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Name of issuer: BRERA HOLDINGS PLC
Comment:
Explanatory Note

This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 6, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on April 3, 2024 and Amendment No. 2 filed with the SEC on April 23, 2024. Except as set forth herein, the Original Schedule 13D, as amended prior to this Amendment No. 3, is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D, as amended prior to this Amendment No. 3.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On December 31, 2024, Daniel Joseph McClory entered into a cancellation and exchange agreement (the "Cancellation Agreement") with the Company, pursuant to which Mr. McClory cancelled a total of $255,000 of indebtedness that is owed to him by the Company in exchange for 408,000 Class A Ordinary Shares. The source of funding for the purchase of the Class A Ordinary Shares is the forgiveness of the debt owed to Mr. McClory by the Company. The foregoing description of the Cancellation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cancellation Agreement attached hereto as Exhibit 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7 Cancellation and Exchange Agreement, dated December 31, 2024, by and between Brera Holdings PLC and Daniel J. McClory

## Signatures
- Pinehurst Partners LLC: /s/ Daniel Joseph McClory, Daniel Joseph McClory/Managing Member (01/13/2025)
- Daniel Joseph McClory: /s/ Daniel Joseph McClory, Daniel Joseph McClory (01/13/2025)
- BREA Holdings, LLC: /s/ Daniel Joseph McClory, Daniel Joseph McClory/Managing Member (01/13/2025)